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                                   EXHIBIT 6.5

                         JOINT VENTURE AGREEMENT BETWEEN
                    SHENZHEN XUN YUN YUN DA ELECTRONICS CO. LTD.
                        AND REGENT LUCK HOLDINGS LTD. FOR
                 SHENZHEN GLOBAL NET COMPUTER INFORMATION CO. LTD.

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             SHENZHEN GLOBAL NET COMPUTER INFORMATION CO. LTD
                         SUPPLEMENTAL ARTICLES


Shenzhen Xun Yun Da Electronics Co. Ltd. and Regent Luck Holdings Limited signed the "Shenzhen Global Net Computer Information Co. Ltd. Articles" (hereinafter called the "Articles") on 13th May 1997 and established equity joint venture enterprise, Shenzhen Global Net Computer Information Co. Ltd. (hereinafter called the "JV") in accordance with the PRC Sino-foreign Equity Joint Venture Enterprise Law and the approval on 8th June 1998 by Shenzhen Foreign Investment Bureau (Shenwaizhifu No. [1998]0520). The scope of business of JV are: develop computer software, develop industrial products and related technology and information service and computer network construction.

For the purpose of clarification of both parties' rights and obligation, Shenzhen Xun Yun Da Electronics Co. Ltd. and Regent Luck Holdings Limited, through friendly discussions, agree to enter into this Supplemental Article and amend and supplement the Articles.


Article 1   The parties to this Supplemental Articles are:

        (1) Party A:               SHENZHEN XUN YUN DA ELECTRONICS CO. LTD.,
                                   registered in Shenzhen, PRC having its
                                   legal address at Block D, 25/F, Gaoya
                                   Court, Gaokeli Huayuan Daxia, Fulian
                                   District, Shenzhen City
            Legal representative:  Liu Guo Cheng
            Occupation:            General Manager
            Nationality:           Chinese
            Phone Number:          377 6634


        (2) Party B:               REGENT LUCK HOLDINGS LIMITED, registered
                                   in Hong Kong, PRC having its registered
                                   address at 1601 Causeway Bay Plaza I, 489
                                   Hennessy Road, Hong Kong.
            Legal representative:  Ng Ming Wah
            Nationality:           Chinese (Hong Kong)
            Phone Number:          00852-917 86281


Article 2   The words "Annual production of $4,000,000" in paragraph (1) of
            Article 8

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            of the Articles is replaced by the words "Annual production of approximately $4,000,000."

Article 3   Article 11 of the Articles is replaced by the following:

            "The Parties shall contribute by means of the following:

            Party A: HK$1,000,000 in cash and equipment.
            Party B: HK$9,000,000 in cash and equipment."

Article 4 Article 19 of the Articles is amended. The number of directors of the Board is changed from 6 directors to 4 directors. The number of directors appointed by Party A is changed from 4 directors to 1 director and the number of directors appointed by Party B is changed from 2 directors to 3 directors. Other terms of Article 19 of the Articles remain unchanged.

Article 5 Article 20 of the Articles is amended. The number of Deputy Managing Director is changed from 3 Deputy Managing Directors to 1 Deputy Managing Director and such Deputy Managing Director shall be appointed by Party A. Other terms of Article 20 of the Articles remain unchanged.

Article 6   This Supplemental Articles is signed by authorised
            representatives of both parties and chopped by their company's
            chop on         1998. This Supplemental Articles shall become
            effective after the approval by the original approving authority.


Party A:   sign and chop

Party B:   sign and chop

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             SHENZHEN GLOBAL NET COMPUTER INFORMATION CO. LTD

                               ARTICLES


                    CHAPTER 1 GENERAL PRINCIPLES


Article 1 Shenzhen Xun Yun Da Electronics Co. Ltd. (hereinafter called "Party A") and Regent Luck Holdings Limited (hereinafter called "Party B") agree to enter into the Joint Venture Contract in accordance with the PRC Sino-foreign Equity Joint Venture Enterprise Law and other relevant laws and rules and jointly invest and establish equity joint venture enterprise and compile this Articles.

Article 2 The joint venture enterprise is called: Shenzhen Global Net Computer Information Co. Ltd. (hereinafter called the "JV") having its legal address at Room 2201, Block B, Fujian Building, Futian District, Shenzhen City.

Article 3 The names, addresses and legal representatives of parties to this Articles are:

       (1)  Party A:               SHENZHEN XUN YUN DA ELECTRONICS CO. LTD.
            Legal address:         Flat D, 25th Floor, Gaoya Court, Gaokeli
                                   Huayuan Daxia, Futian District, Shenzhen
                                   (illegible)
            Legal representative:  Liu Guo Cheng
            Occupation:            General Manager
            Nationality:           Chinese

       (2)  Party B:               REGENT LUCK HOLDINGS LIMITED
            Legal Address:         1601 Causeway Bay Plaza I, 489 Hennessy
                                   Road, Hong Kong.
            Legal representative:  Ng Ming Wah
            Occupation:            Managing Director
            Nationality:           Chinese (Hong Kong)

Article 4   The JV is a limited liability company.

Article 5 The JV is a Chinese legal entity which shall obey all the PRC laws, directives and relevant regulations and shall be governed by and be protected by PRC laws.

           CHAPTER 2 OBJECTS, SCOPE AND BUSINESS OF THE JV

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Article 6   The objects of the JV are: the JV strives to improve quality of products and develop new products through advance and applicable technology and scientific management so that the products can be more competitive in international market in terms of quality and price, increase economic efficiency so that the investors shall have satisfactory economic return.

Article 7 Scope of business of JV: develop computer software, develop industrial products and related technology and information service, computer network construction.

Article 8 (1) The annual production capacity of the JV after it commences production: Annual production of $4,000,000.

          (2) The sale of production can be increased along with the development of productivity and operation.

            The choice of location of the factory and the environmental protection plan and fire precaution action during production and operation must be approved by environmental protection department and fire regulation department of Shenzhen.

Article 9 The ratio between sales of JV products within China and abroad: sales abroad amounts to 70%, sales within China amounts to 30%.


               CHAPTER 3  TOTAL INVESTMENT AND REGISTERED CAPITAL

Article 10 Total investment of the JV is HK$10,000,000 and the Registered Capital of the JV is HK$10,000,000:

            Party A contributes HK$1,000,000, amounts to 10%
            Party B contributes HK$9,000,000, amounts to 90%

Article 11  The parties shall contribute by means of the following:

            Party A: HK$1,000,000 in cash
            Party B: HK$9,000,000 in cash

Article 12 Parties to the JV shall contribute their respective registered capital in accordance with the timing as stated in the JV Contract.

Article 13 Within 30 days after the contribution of capital by each party, a capital verification report shall be prepared by Chinese registered accountant firm and capital injection certificates shall be issued by the JV accordingly. The capital injection certificates shall include: the name of the JV, the date

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            of establishment, the parties to the JV, information about capital contribution by both parties together with relevant appendices, the capital contribution amount, the date of capital contribution, the serial number and the approval date of the capital injection certificates, etc. Capital injection certificates shall be recorded by the original approving authority and the Administration for Industry and Commerce Department.

Article 14 During the continuance of the JV period, parties to the JV cannot retrieve the registered capital.

Article 15 If any party wishes to transfer all or part of its registered capital to any third party, it has to obtain consent from the other JV party. If any JV party transfers all or part of its registered capital, the other JV party has a right of first refusal.

Article 16 Any change of business, extension of scope of business, separation of business, merger of business, increase and transfer in registered capital, and changes in other important matters of the JV shall be effective upon obtaining unanimous approval by the Board of Directors and each of the parties to the JV, approval by the original approval authority and completion of the procedures for registration of amendments with administration for industry and commerce bureau, taxation authority, customs department and relevant authorities, etc.


                        CHAPTER 4 BOARD OF DIRECTORS

Article 17 The JV shall set up a Board of Directors (the "Board"). The Board is the body with highest authority in the JV.

Article 18  The Board shall decide all important matters of the JV, including:

       (1) the information and amendment of the structure of the JV and the personnel planning;
       (2) the appointment of the General Manager, Deputy General Manager, Chief Engineer, Chief Accountant, Auditor and any other senior executives, and their rights, responsibilities and salary;
       (3) the central direction of the JV, development plan, production and management proposal and implementation of any building plan (of infrastructure), approval of the proposals of General Manager or management department;
       (4)  the amendment of the Articles of the JV;
       (5) the inspection of the operation status of the JV, the approval of the annual financial proposal and report (including the balance sheet and the profit and loss account, etc.);
       (6)  the proposals concerning enterprise expansion fund, reserve fund,

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            employee benefit and bonus fund;
       (7) annual proposals for distribution of profit and the remedy of loss;
       (8) approving the labour contract of the JV and any important rules and regulations;
       (9) the increase or transfer of capital, the division, merger of business, cessation of business, continuation, termination and dismissal of the JV;
      (10) responsible for the audit at termination or at the end of the term of the JV;
      (11)  any other important matters which shall be decided by the Board.

Article 19 The Board shall consist of 6 directors. Party A shall appoint 4 directors and Party B shall appoint 2 directors. The term of service for directors is 4 years. However, consecutive term maybe served if directors or Managing Directors continued to be appointed by their respective appointing party.

Article 20 The Board has 1 Managing Director and 3 Deputy Managing Directors. The Managing Director shall be appointed by Party B. Party A shall appoint 2 Deputy Managing Directors while Party B shall appoint 1. The Board shall be informed in writing of any appointment and change of directors by either parties.

Article 21 Board Meetings shall be convened at least once every year. Provisional Board Meetings may be called if petitioned by more than 1/3 of the directors.

Article 22 Generally, Board Meetings shall be held in the legal address of the JV.

Article 23 Board Meetings shall be called and chaired by the Managing Director. If the Managing Director is absent, Board Meetings shall be called and chaired by the Deputy Managing Director.

Article 24 Managing Director shall give Notice of Board Meetings which shall include the agenda, time and venue of the Board Meetings to each director five days before the Board Meetings.

Article 25 If a director is not able to attend a Board Meeting, he can appoint a representative by an appointment letter to represent him. But above-mentioned representative cannot represent two or more than two directors. If a director cannot be present and cannot appoint a representative to represent him at the Board Meetings, he shall be regarded as giving up his right.

Article 26 Board Meetings may only be convened if more than 2/3 of the directors are present. Any resolution passed in a meeting which is convened by less than 2/3 of the directors shall be invalid.

Article 27 Minutes of meeting shall be taken and signed by all the directors present in the meeting (or representative of the directors, if any). Minutes of meeting shall be recorded in Chinese or both Chinese and English. A copy of

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            minutes of meeting and resolution, after signing by the
            representative of the meeting, shall be copied to each director. The minutes of meeting and resolution together with any appointment letter shall be subsequently filed for record and kept by the person specified by the Board. During the term of the JV, no one may amend or destroy any of the above documents.

            During the vacation of the Board Meetings, any matters which require the decision of the Board shall be resolved by the Board through electronic communication and writing. Any resolution passed in writing by directors shall be treated as a resolution duly passed at a Board Meeting.

Article 28 The following important issues have to be resolved by all directors present in the Board Meeting:

            (a) amendments to the JV articles;
            (b) termination or dissolution of the JV;
            (c) increase, transfer or adjustment of registered capital of the JV;
            (d) the charge of the assets of the JV; and
            (e) merger with any other economic entity by the JV, division of the the JV or change in its form of establishment.

Article 29 Matters other than those specified in Article 28 shall be resolved by 2/3 majority of the Board.


                       CHAPTER 5 MANAGEMENT ORGANISATION

Article 30 The JV shall set up a management organisation ("Management Organisation"). The details of its set up shall be decided by the Board.

Article 31 The JV shall have a General Manager and a Deputy General Manager. The General Manager and the Deputy General Manager shall be recruited by the Board. The first General Manager shall be appointed by Party B and the first Deputy General Manager shall be appointed by Party A.

Article 32 The General Manager shall be directly responsible to the Board. The duty of the General Manager is to execute all resolutions of the Board, organises and to lead the daily production, technology and management of the JV. The Deputy General Manager shall assist the General Manager. If the General Manager is absent or is not able to work, the Deputy General Manager shall be responsible for the duty of the General Manager.

Article 33 Decision on all important matters of daily operation of the JV shall be valid after signing by both the General Manager and Deputy General Manager. Those matters which require signature of the General Manager and the Deputy General Manager shall be decided by the Board.

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Article 34  The General Manager and Deputy General Manager shall be recruited by the Board for a term of 4 years. Consecutive term maybe served if the General Manager and the Deputy General Manager continued to be appointed by the Board.

Article 35 If appointed by the Board, members of the Board can also act as the General Manager or Deputy General Manager or any senior post of the JV.

Article 36 The General Manager and Deputy General Manager shall always live in the accommodations provided by the JV. They shall not become the general manager, deputy general manager or any senior executives of any economic organisation. They shall not participate in any commercial activity of any economic organisation which is in competition with the JV.

            If any staff works for his own benefits, engages in fraud or is grossly negligent when performing the duties, the Board can resolve to or according to the managing rules and regulations dismiss him at any time. Such staff shall be economically or legally responsible for any economic losses or legal liability of the JV.

Article 37 The JV shall have 1 Chief Engineer, 1 Chief Accountant and 1 Auditor and they shall be recruited by the Board.

Article 38 Chief Engineer, Chief Accountant and Auditor shall be led by the General Manager.

            The duty of the Chief Accountant is to lead all the financial and account operation of the JV, to organise the financial audit of the JV and to implement the economic responsibility system.

            The Auditor is responsible for the internal audit of the JV, and the inspection and audit of the financial income account of the JV. The auditor shall report to the General Manager and the Board.

Article 39 The resignation of the General Manager, Deputy General Manager, Chief Engineer, Chief Accountant or Auditor shall be in writing. The resignation letter shall be given to the Board 60 days before the date of resignation. The resignation is subject to the approval of the Board.


                            CHAPTER 6 FINANCIAL ACCOUNT

Article 40 The JV's financial accounts should be formulated in accordance with the PRC Rules on Accounting System and Financial
            Administration of Foreign Investment Enterprises promulgated by the Department of Finance as well as relevant rules and regulations of the Shenzhen Special Economic Zone.

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            The JV shall file the statistic report concerning with the use of foreign investment in accordance with the rules and regulations of the statistics and the statistic system concerning with the use of foreign investment of the PRC and Shenzhen City.

Article 41 The financial year of the JV shall use the Gregorian calendar which shall commence from 1st January of a year to 31st December of the same year.

Article 42 Any evidence, account book or report shall be written in Chinese. English may be added upon request.

Article 43 RMB shall be used as the unit in the account book of the JV. The exchange rate declared by the State Administration of Foreign Exchange on the actual date of exchange shall be used as the exchange rate.

Article 44 The JV shall open a RMB account and a foreign currency account at the Bank of China or other banks which are approved by the State Administration of Foreign Exchange.

Article 45 The JV shall use international rights and obligations occurrence system and loans recording method to record the account.

Article 46 The JV shall record the following matters in the financial account book:

       (1)  all the income and expenses in cash of the JV;
       (2)  the sale and purchase status of all the assets of the JV;
       (3)  the registered capital and indebtedness status of the JV; and
       (4) the time of contribution, increase and transfer of the registered capital of the JV.

Article 47 The management department of the JV shall, within first three months of a financial year, prepare the balance sheet and the profit and loss account of the JV of the previous financial year which shall, upon the inspection and signing by the auditor, be presented to and passed by the Board.

Article 48 Each party shall have the right to employ its own auditor to inspect the account book of the JV on its own cost. The JV shall assist during the inspection.

Article 49 The JV shall pay taxes in accordance with "PRC Foreign Investment Enterprises and Foreign Enterprises Income Tax Law" and the Board shall decide the depreciation period of the fixed assets of the JV.

Article 50 All the foreign exchange matters of the JV shall be in accordance with the "PRC Foreign Exchange Regulation", relevant control rules and rules in the JV Contract.

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                          CHAPTER 7 PROFITS DISTRIBUTION

Article 51 The JV shall draw the reserve fund, enterprise development fund and employee benefit and bonus fund in accordance with relevant laws and regulations of the PRC. The above fund shall be drawn from the profit of the JV after the payment of income taxes by the JV. The drawing ratio shall be decided by the Board.

Article 52 The profit of the JV, after the payment of income taxes of the JV in accordance with the laws and the drawing of the above funds, shall be distributed to the parties to the JV according to the ratio of their respective contribution of registered capital.

Article 53 The JV shall distribute profit once every year. The JV shall declare the proposal of profit distribution and the amount of profit for each party within the first three months of every financial year.

Article 54 Before the remedy of loss of the previous financial year of the JV, no profit may be distributed. The non-distributed profit of the previous year shall be distributed together with the profit of this financial year.


                               CHAPTER 8 LABOUR

Article 55 The JV shall decide its departmental and personal structure in accordance with the production and operation requirement. The JV shall, in accordance with the recruitment plan approved by the Department of Labour, recruit, interview and select the required staff.

Article 56 The JV shall recruit staff within the territories of the PRC. The JV and the staff shall obey the "PRC Labour Law" and other relevant PRC laws, regulations and relevant rules of Shenzhen City and shall enter into labour contract in accordance with the laws. The labour contract shall specify the duties, the term of the labour contract, the labour conditions and protections, labour disciplines, salaries, social insurance, benefit and the dismissal, resignation, amendment, termination and dissolution of the contract, the liability in case of breach of the contract and other agreed terms, etc. After signing of the labour contract, the contract shall be filed to Labour Bureau for record and all related procedures for employment shall be attended to.

Article 57 The JV shall have the rights to warn, record the fraud and reduce the salary of the staff who has breached the rules and labour discipline of the JV. If the case is serious, the staff can be dismissed by the JV. The name of the staff who has been dismissed or disciplined shall be recorded in the Shenzhen Labour Bureau.

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Article 58  The salary and benefit of the staff shall comply with the relevant regulations of Shenzhen Special Economic Zone and shall be confirmed by the Board in accordance with the circumstances and shall be specified in the labour contract.

            The JV shall increase the salary along the line with the development in production, the improvement of the ability and technology of the employees.

Article 59 The JV shall set up rules for staff benefit, bonus, labour protection and labour insurance in order to ensure that the staff can work properly under normal circumstances.


                        CHAPTER 9 LABOUR TRADE UNION

Article 60 Staff of the JV can set up grass-root level labour trade union according to the "PRC Trade Union Law" and carry out activities of trade union.

Article 61 Labour trade union is the representative of the staff and its mission is: according to the laws and regulations of the PRC, to protect the legitimate right of the staff, to assist the JV in the arrangement and reasonable use of the benefit and bonus fund, to assist the JV and the staff in conflict mediation, to organise the staff to study, to develop culture and sport activities, to teach the staff to obey the labour discipline, to work hard in order to complete the economic mission of the JV.

Article 62 Labour trade union of the JV can advise and assists the staff in signing the labour contract with the JV, or represent the staff to sign a collective labour contract with the JV and supervise the execution of the contract.

Article 63 When the JV discusses and decides issues relating to personal benefit of the employees such as the bonus and penalty of the staff, salary system, living benefit, labour protection and insurance, etc., representatives of the labour trade union shall have the right to be present at the meeting (with no voting right) in order to reflect the suggestion and request of the staff.

Article 64 The JV shall provide 2% of the actual salary of the staff to the labour trade union as the operation fund. The labour trade union shall use the operation fund in accordance with the relevant rules concerning with the management of trade union operation fund of the PRC National Trade Union.


                   CHAPTER 10 TERM, TERMINATION AND DISSOLUTION

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Article 65  The  term of the JV shall be 15 years from the date of the issuance of the business licence.

Article 66 Each of the parties of the JV can propose to extend the term of the JV. If such proposal is unanimously resolved by the Board of Directors, the JV can apply in writing to the original approval authority for approval of extension of its term. The JV shall register the amendment at relevant industrial and commercial, taxation and customs authority.

Article 67 If the parties to the JV unanimously believe that termination is the most beneficial to both parties to the JV, the parties can propose early termination of the JV.

            The decision of early termination of the JV shall be resolved by all members in Board Meeting and shall be approved by the original approval authority.

Article 68  In any of the following cases, the JV shall be dissolved:

       (1)  the term of the JV expires;
       (2) the JV suffers serious loss or the JV becomes unable to conduct its business because of the serious loss due to force majeure;
       (3) one or more than one party to the JV fails to perform its obligation under the JV Contract or this Articles and causes the JV unable to conduct its business;
       (4) the JV cannot achieve its business goals and does not have any possibility to develop its business in future;
       (5) the occurrence of dissolution events as specified in the JV Contract or this Articles;
       (6) the JV terminates in accordance with order made according to law because the JV breaches the laws or administration rules.

            The events stated in paragraph (2), paragraph (4) and paragraph
            (5) of this article shall be decided by the Board and approved by the original approval authority. In case of paragraph (3) of this article, the party in breach shall be responsible for any loss suffered by the innocent party and the innocent party shall also be entitled to apply to the original approval authority for approval to early terminate the JV.

Article 69 When the term of the JV comes to an end or the JV period terminates before the expiry of its term, the JV shall publicise its termination. The JV shall form a winding up committee to wind up the JV in accordance with PRC Sino-foreign Equity Joint Venture Enterprise Law, relevant foreign investment enterprise winding up rules and relevant rules of Shenzhen Special Economic Zone. The investors shall not transfer any capital of the JV outside PRC and shall not deal with any assets of the JV.

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Article 70  The duty of the winding up committee is to audit the assets, indebtedness, creditors' right, and also compile the balance sheet, the list of assets and winding up proposal and execute such proposal upon approval by the Board.

Article 71 Within the period of winding up, the winding up committee shall represent the JV and the representative of the JV to bring or defend any action.

Article 72 The cost of winding up and the salary of the member of the winding up committee shall be paid from the present assets of the JV in priority of other debts.

Article 73 In winding up, the assets of the JV shall depreciate according to the book value of the assets and shall be re-valued according to the market price.

Article 74 After the settlement of all the debts and liabilities of the JV, the remaining assets shall be distributed to each parties to the JV in accordance with the ratio of their contribution to the registered capital.

Article 75 After the winding up, the winding up committee shall compile a winding up report and, upon the confirmation by the Board, shall be filed to the original approval authority. It shall also register the dissolution of the JV with administration of industry and commerce, taxation and customs authority, and revoke the business licence and publicise the dissolution.

Article 76 After the dissolution of the JV, any account books and documents shall be kept by the original Chinese party of the JV.


                              CHAPTER 11 REGULATIONS

Article 77 The JV shall pass the following regulations which are compiled by the Board:

       (1) operation and management regulations including the regulations which manage the duties and running rules of each department;
       (2)  staff regulations;
       (3)  labour salary system;
       (4)  staff examination, promotions, bonus and penalty system;
       (5)  staff benefit system;
       (6)  financial system;
       (7)  winding up procedures of the JV; and
       (8)  other necessary rules and regulations.


                             CHAPTER 12 MISCELLANEOUS

Article 78 Any amendments and supplement to this Articles shall, upon the unanimous

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            approval of the Board of Directors be approved by the original approval authority.

Article 79  This Article is written in Chinese.

Article 80 If there is any inconsistency between this Articles and the PRC laws and regulations, the PRC laws and regulations shall prevail.

Article 81 This Articles shall be effective after the approval of the approval authority of the Shenzhen People's Government.

Article 82 This Articles is executed by the legal representative of each of the JV parties for and on their behalf in Shenzhen, Guangdong, the PRC on 13th May 1998.

Party A:    signed by legal representative and chop

Party B:    signed by legal representative and chop

In Shenzhen on 13th May 1998.

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